Gingko Acquisition Corp.
c/o Symphony Technology Group
4015 Miranda Avenue—2nd Floor
Palo Alto, California 94304

September 8, 2003

NOTICE TO SHAREHOLDERS OF INFORMATION RESOURCES, INC. WHO TENDERED INTO GINGKO ACQUISITION CORP.'S OFFER LAUNCHED ON JULY 14, 2003

Dear Shareholder:

        We are writing to you in connection with the termination of the offer by Gingko Acquisition Corp. ("Gingko") to purchase all of the outstanding common shares of Information Resources, Inc. ("IRI") pursuant to its Offer to Purchase dated July 14, 2003 (as amended, the "Prior Offer to Purchase") (which, together with certain ancillary documents and any amendments or supplements thereto, collectively constituted the "Prior Offer").

        As announced on September 8, 2003, Gingko has terminated the Prior Offer. In connection with that termination, it is returning (or has already returned) all shares of IRI common stock that were tendered into the Prior Offer to those IRI shareholders who so tendered, including those shares that were tendered by you or on your behalf. In that regard:

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  If you are the record holder of your tendered shares, then we have enclosed the certificate(s) for those shares with this letter; and

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  If your broker or some other person is record holder of the IRI shares tendered on your behalf, then we are writing this letter to inform you that we are returning (or have already returned) those shares to the account of that record holder at The Depository Trust Company, and that record holder is once again holding those shares on your behalf.

        In documents filed with the U.S. Securities and Exchange Commission on September 8, 2003, Gingko has commenced a new tender offer (the "New Offer") for all outstanding common shares of IRI for $3.30 in cash for each IRI share plus a registered and tradable contingent value right certificate ("CVR Certificate") entitling the CVR Certificate holders to share in the proceeds, if any, from the antitrust lawsuit pending against A.C. Nielsen (now owned by VNU NV), The Dun & Bradstreet Corp., and IMS International, Inc.

        The New Offer provides enhanced value for the IRI shares, relative to the Prior Offer, in the following ways:

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  We have agreed to register the CVR Certificates and make them freely tradable, thereby granting liquidity to investors for these securities; and

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  Subject to taxes, contingencies and certain other adjustments, the CVR Certificates will entitle tendering IRI shareholders to 60% of any potential A. C. Nielsen antitrust lawsuit net proceeds (after certain adjustments for taxes and expenses) up to $200 million and 75% of any such proceeds above $200 million.

        The New Offer will expire at midnight, New York City time, on Friday, October 10, 2003, unless it is extended. We urge you to re-tender your shares of IRI common stock into this improved New Offer.

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Sincerely,
GINGKO ACQUISITION CORP.

Gingko is making the solicitation and New Offer to buy IRI common stock pursuant to a new Offer to Purchase (together with the related materials, including, but not limited to the Registration Statement on Form S-4 (and the prospectus included therein), the "Offer to Purchase") that Gingko filed on September 8, 2003 with the Securities and Exchange Commission ("SEC"). Stockholders should read the Offer to Purchase carefully because those documents contain important information, including the terms and conditions of the New Offer. Stockholders can obtain the Offer to Purchase at no cost from the SEC's website at www.sec.gov or from MacKenzie Partners, the Information Agent for the New Offer.